300 North LaSalle Street Chicago, Illinois 60654

(312) 862-2000	Facsimile: (312) 862-2200
www.kirkland.com

March 17, 2011

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Vanessa Robertson
Donald Abbott
Karen Ubell
Jeffrey Riedler

Re: Sagent Holding Co.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 2, 2011
File No. 333-170979

Ladies and Gentlemen:

Sagent Holding Co., private limited liability company (the “Registrant”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Registrant, we are writing to respond to the comments raised in the letter, dated February 16, 2011, from the staff of the Division of Corporation Finance of the SEC (the “Staff”) to Mr. Michael Logerfo, Chief Legal Officer, Corporate Vice President & Secretary of the Registrant. We are also responding at this time to comment 27 contained in the Staff’s letter dated January 5, 2011. The Registrant’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff of the SEC referenced above, and those copies will be marked to show changes from the Amendment No. 1 to Registration Statement on Form S-1 as filed with the SEC on February 2, 2011, and will be annotated to identify the Staff’s comment to which such changes are intended to address. Where applicable, we have also referenced in the Registrant’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. The Prospectus has also been revised to reflect the Registrant’s

Hong Kong         London         Los Angeles         Munich         New York         Palo Alto         San Francisco         Shanghai         Washington, D.C.

March 17, 2011

financial results for the year ended December 31, 2010. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

SEC Comment Letter dated February 16, 2011

Prospectus Summary, page 1

1. We note your response to our prior comment 8. Please identify in the filing the industry research reports you relied upon for the market and sales data.

Response: The Registrant has added disclosure on page 30 of the Prospectus in response to the Staff’s comment. Specifically, the Registrant has identified the research report issued by MarketResearch.com as its source for its belief that its target market will increase by a CAGR of nearly 10% over the next three years. The report issued by Sanford C. Bernstein LLC also supports this belief by the Registrant. The Registrant has not, however, identified this report in the Prospectus since this report is not publicly available and the Registrant does not believe that it will be able to obtain a consent from such organization.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations, page 38

Factors Affecting our Business

Product Development Costs, page 40

2. Please refer to your response to our prior comment 18 and your revised disclosures. Please revise your disclosure to include the costs incurred for each period presented for the 41 new products currently in initial development.

Response: The Registrant has added disclosure on page 41 of the Prospectus in response to the Staff’s comment.

Critical Accounting Policies and Estimates

Revenue Deductions, page 44

3. Please refer to your response in our prior comment 19 and your revised disclosures. Please revise your disclosure to clarify whether the 1% decrease in estimated end-user contract selling prices and the 1% increase in wholesale units pending chargeback are

March 17, 2011

reasonably likely scenarios. If these are not reasonably likely outcomes, then revise the disclosure to include what the reasonably likely outcomes would be.

Response: The Registrant has added disclosure on page 45 of the Prospectus in response to the Staff’s comment.

Stock-Based Compensation, page 47

4. Please refer to your response to our prior comment 23 and your revised disclosures. It appears that FDA approval of your heparin products, in June 2010, is a specific event that would necessitate an interim valuation for the options granted in July 2010. Revise your disclosure to clarify if FDA approval of your heparin products was contemplated in the November 2009 valuation to explain why you continued to rely on this valuation during the first nine months of 2010. Also your revised disclosure does not address why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist at each grant date. Please revise.

Response: The Registrant has added disclosure on pages 50 through 52 of the Prospectus in response to the Staff’s comment.

Business

Key Suppliers and Marketing Partners, page 77

5. We note your response to our prior comments 33 and 34. Please note that we are not requesting that you disclose the specific royalty rates provided for in your agreements and understand that you have requested confidential treatment for these terms. However, we ask that you disclose a reasonable range within which your royalty rates fall, for example “single digits,” “teens,” “twenties,” etc. Please revise your disclosure accordingly.

Response: The Registrant has added disclosure on pages 76 and 77 of the Prospectus in response to the Staff’s comment.

March 17, 2011

Executive Compensation

IPO Compensation Review, page 93

6. We note your disclosure that compensation levels at your peer companies were surveyed and taken into account in evaluating and setting your compensation levels. In that regard, please identify each of the companies which are included in your peer group and the characteristics of the companies which prompted you to include them in your survey and analysis. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Registrant has added disclosure on page 92 of the Prospectus in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-12

7. Please refer to your response to our prior comment 50 and your revised disclosures. Please include the same revisions to your disclosure in the critical accounting policies and estimates section on page 44.

Response: The Registrant has added disclosure on page 44 of the Prospectus in response to the Staff’s comment.

Note 8. Fair Value Measurements Preferred Stock Warrants, page F-18

8. Please refer to your response to our prior comment 53 and your revised disclosures. Please explain why it is appropriate to use PWERT to determine the fair value of the preferred stock warrants and why a valuation model such as Black-Scholes or binominal is not appropriate for these warrants. Also the assumptions disclosed on page F-19 appear to be the assumptions we used for the quarter ended December 31, 2010 and not the nine months ended September 30, 2010. Please revise as appropriate.

Response: The Registrant considered the use of an option pricing model, such as Black-Scholes or the binomial model, in the pricing of its preferred stock warrants, noting that one of the critical assumptions implicit in the use of an option pricing model is the availability of a single

March 17, 2011

time period over which to estimate future returns. The Registrant has concluded that no single time period accurately models the potential return to investors of the various classes of its stock, including its preferred stock warrants. As such, the Registrant concluded that the PWERM valuation model represented the most appropriate method to value the preferred stock warrants.

SEC Comment Letter January 5, 2011

Stock-Based Compensation, page 45

27. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Response: The Registrant has not yet finalized its estimated offering price range. The Registrant has, however, had preliminary conversations with the managing underwriters of the proposed offering with respect to their views as to probable valuation ranges for the Registrant in connection with the proposed offering. Based on these preliminary discussions, the Registrant believes that such valuation ranges will equate to a price per share of its common stock of $1.52 to $2.02, in each case without giving effect to the reverse stock split that the Registrant expects to implement in connection with the proposed offering. The estimated fair value of the Registrant’s common stock on each grant date during the years ended December 31, 2009 and 2010 is set forth in the table on page 50 of the Prospectus.

Significant differences exist in both the methodology and approach used by the managing underwriters from the PWERM model previously utilized by the Registrant to value its common stock. The underwriters’ valuation approach uses their estimates of the Registrant’s 2013 revenue, EBITDA and fully-taxed net income against judgmentally adjusted current market multiples for seven generic industry “peer” companies, the point estimate focused on 2013 fully-taxed net income discounted at 25% and an April 2011 initial public offering.

The Registrant’s PWERM valuation methodology used primarily a net present value approach, applying a 15% discount rate, to the Registrant’s long-term projections across a weighting of four possible scenarios. The issuance of stock options by the Registrant in December 2010 at $1.48 per common share resulted from the relative weighting of the value attributable to the Registrant’s common shareholders based upon the following four performance scenarios:

March 17, 2011

	Enterprise Value
Scenario	Weight	Aggregate	Per Share
		($ mm)
April 2011 IPO	48%	$410	$1.87
November 2011 IPO	32%	$400	$1.55
Strategic Sale (2013)	10%	$420	$0.67
Dissolution	10%	$—	$—
		$367	$1.46

The Registrant believes that the difference between the valuation used to issue stock options during December 2010 and the underwriters’ valuation range is due primarily to the inclusion in the Registrant’s valuation of two underperformance scenarios, resulting in the sale of the company in 2013 and the ultimate dissolution of the entity, weighted each at 10%, partially offset by the Registrant’s use of a 15% discount rate to its long term projections versus the underwriters’ use of a single, April 2011 initial public offering scenario, against their forecasted 2013 fully-taxed net income estimate discounted at 25%.

The difference between the underwriters’ valuation as compared to the Registrant’s reassessed fair value price of $1.30 per share for stock options granted to employees during June/July 2010 is attributable to the above stated factors with respect to valuation methodology combined with: (i) increased confidence in the Registrant’s projections as a result of the commercial success of the Registrant’s heparin products from the end of the third quarter of 2010 and the approval and commercial success at the end of 2010 of the Registrant’s topotecan products; and (ii) a resulting increase in the likelihood that the Registrant’s preferred shareholders and warrant holders would waive, or otherwise concede, their preference rights thereby attributing more value to the common shares.

The reassessed fair value of $1.30 per share for the June/July 2010 option grants was used to estimate a revised valuation for options granted. The Registrant recorded $27,000 of incremental compensation expense during the fourth quarter to account for this revision because of the insignificant impact on prior quarters.

We hope the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232.

Sincerely,

Dennis M. Myers, P.C.

cc: Michael Logerfo